Mail Stop 4720

April 26, 2010

Eugene Seymour, M.D.
Chief Executive Officer
NanoViricides, Inc.
135 Wood Street, Suite 205
West Haven, Connecticut 06506

Re: NanoViricides, Inc.
**   Form 10-K for Fiscal Year Ended June 30, 2009**
**   File No. 000-52318**

Dear Dr. Seymour:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director